December 21, 2020

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	VivoPower International PLC
Registration Statement on Form F-3
File No. 333-251304

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Maxim Group LLC, as sales agent, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Washington D.C. time, on Wednesday, December 23, 2020, or as soon thereafter as practicable.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

MAXIM GROUP LLC By: /s/ Clifford A. Teller
Name: Clifford A. Teller Title: Executive Managing Director Head of Investment Banking